                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C 20549

                                     SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 9)*



                                 PERCEPTRONICS, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)



                                     COMMON STOCK
--------------------------------------------------------------------------------
                            (Title of Class of Securities)



                                     713611-10-1
                   ------------------------------------------------
                                    (CUSIP Number)



                                  DECEMBER 31, 1998
                 ---------------------------------------------------
                 (Date of Event which Requires Filing This Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

     / /    Rule 13d-1(b)
     / /    Rule 13d-1(c)
     /X/    Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  713611-10-1                   13G
         ----------------


1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AMOS FREEDY


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                       (a) / /
                                                                       (b) / /

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.


   NUMBER OF        5.   SOLE VOTING POWER:            224,077
    SHARES
 BENEFICIALLY       6.   SHARED VOTING POWER:          59,842
   OWNED BY
EACH REPORTING      7.   SOLE DISPOSITIVE POWER:       224,077
  PERSON WITH
                    8.   SHARED DISPOSITIVE POWER:     59,842


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          283,919


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           / /


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.11%

12.  TYPE OF REPORTING PERSON

          IN

Item 1(a) NAME OF ISSUER:  Perceptronics, Inc.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          21010 Erwin Street
          Woodland Hills, California 91367

Item 2(a) NAME OF PERSON FILING:        AMOS FREEDY

Item 2(b) ADDRESS OF PRINCIPAL OFFICE:  21010 Erwin Street
                                        Woodland Hills, CA  91367
Item 2(c) CITIZENSHIP:  U.S.A.

Item 2(d) TITLE OF CLASS OF SECURITIES:  Common Stock

Item 2(e) CUSIP NUMBER:  713611-10-1

Item 3 STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c): Not Applicable

Item 4(a) AMOUNT BENEFICIALLY OWNED:
          155,521 shares owned beneficially as Trustee of Family Trust
           19,842 shares held by sell or wife as custodian for children 40,000 shares owned by minor children
           68,556 shares subject to exercisable options and warrants
          -------
          283,919 Total shares beneficially owned

Item 4(b) PERCENT OF CLASS: 5.11%

Item 4(c) NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:
          (i)  sole power to vote or to direct the vote: 224,077
         (ii)  shared power to vote or to direct the vote: 59,842
        (iii)  sole power to dispose or to direct the disposition of: 224,077
         (iv)  shared power to dispose or to direct the disposition of: 59,842

Item 5    OWNERSHIP OF 5% OR LESS OF CLASS:  Not Applicable

Item 6    OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:  Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          Not Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP:  Not Applicable

Item 10   CERTIFICATION:  Not Applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1999           /S/ Amos Freedy
                                   ----------------------------------------
                                   AMOS FREEDY